

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Jorge de Pablo
Chief Executive Officer
Enphys Acquisition Corp.
100 Wall Street, 20th Floor
New York, NY 10005

> **Re: Enphys Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2024**
> **File No. 001-40879**

Dear Jorge de Pablo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Doug Lionberger, Esq.